Exhibit 99.1

Porto Alegre, February 8, 2006	GERDAU S.A. – CONSOLIDATED
2005 Fiscal Year Results Brazilian Corporate Law

Conference Calls

February 8, 2006

Portuguese: 11:00 a.m. (EST)

English: 1:00 p.m. (EST)

To dial-in:

- Portuguese (password: GERDAU)

In Brazil: 0800 702.5666 or

11 2101.1490

Other countries:

+55 11 2101.1490

- English (password: 6939410)

In the US: 1 800 514.5257 or

+1 973 935.2800

In Brazil: 0800 891.3951 or

+1 973 935.2800

In the UK: 0800 032.3836

or +1 973 935.2800

Other countries:

+1 973 935.2800

-Internet: www.gerdau.com.br/ri/ing

Market Cap. on December 31, 2005

Gerdau S.A.

Bovespa: US$ 7.5 billion

Metalúrgica Gerdau S.A.

Bovespa: US$ 2.6 billion

Gerdau Ameristeel Corp.

Toronto: US$ 1.7 billion

Shares outstanding on
December 31, 2005

Gerdau S.A.

Bovespa: GGBR3 and GGBR4,

NYSE: GGB and Latibex: XGGB

Common:  154,404,672

Preferred: 287,611,666

442,016,338

Metalúrgica Gerdau S.A.

Bovespa: GOAU3 and GOAU4

Common:   41,584,395

Preferred:  81,721,590

123,305,985

Gerdau Ameristeel Corp.

Toronto: GNA.TO and NYSE: GNA

Common: 304,471,493

Crude steel output hits new record and reaches 13.7 million metric tons in 2005, 1.7% greater than that of 2004.

2005 Highlights

Gross revenue

• Consolidated gross revenues in 2005 reached R$ 25.5 billion, 8.9% greater than that of 2004.

• The consolidation of the North Star Steel (USA), Diaco (Colombia) and Sipar (Argentina) mills, the two latter in the 4th quarter, were important contributors to this improvement in results.

• The improved demand in North America and in the South American countries where Gerdau operates along with the increase in exports contributed for the performance of fiscal year 2005.

• The operations in Brazil generated revenues of R$ 13.2 billion, 51.8% of the consolidated figures. The North American units produced revenues of R$ 10.8 billion, 42.5% of the total, and companies in Uruguay, Chile, Argentina and Colombia totaled R$ 1.5 billion, 5.7% of consolidated figures.

• The operations in Brazil generated revenues of R$ 13.2 billion, 51.8% of the consolidated figures. The North American units produced revenues of R$ 10.8 billion, 42.5% of the total, and companies in Uruguay, Chile, Argentina and Colombia totaled R$ 1.5 billion, 5.7% of consolidated figures.

• The addition of revenues generated at units abroad and exports from Brazil represented 60.9% of total consolidated revenues in 2005.

•   Net profit

• The consolidated net profit reached R$ 3.2 billion in 2005, similar to that of 2004.

• The Brazilian operations presented a net profit of R$ 2.4 billion, 10.6% greater than in 2004. In North America net profit reached R$ 685.1 million compared to R$ 896.3 million. Net profit in South America, except Brazil, was R$ 166.3 million compared to R$ 174.2 million.

• Consolidated net margin in 2005 was 15.3%.

•   Exports

• Exports from Brazil totaled 2.8 million metric tons in 2005, 2.6% greater than in 2004.

• Export revenues reached US$ 1.2 billion in 2005, compared to US$ 1.1 billion last year.

•   EBITDA

• EBITDA (gross profit minus SG&A plus depreciation and amortization), reached R$ 4.9 billion in the period.

• EBITDA margin (EBITDA divided by net revenues) was 23.1% in the period.

•   Output

• The output of blooms, billets and slabs reached 13.7 million metric tons in 2005, 1.7% greater than that of 2004.

• The output of rolled products totaled 10.8 million metric tons, 5.2% above the volume produced in 2004.

Main data	Year 2005	Year 2004	Variation
Output (1,000 t) Slabs, blooms and billets (SBB) Rolled products	13,680 10,806	13,448 10,275	1.7% 5.2%

Shipments (1,000 t)	13,551	12,561	7.9%

Gross Revenues (R$ million)	25,486	23,408	8.9%
Net Revenues (R$ million)	21,246	19,597	8.4%
EBITDA (R$ million)	4,910	5,553	(11.6%)
EBTDA (R$ million)	4,880	5,377	(9.2%)
Net Profit (R$ million)	3,245	3,235	0.3%

Shareholders’ Equity (R$ million)	10,141	7,613	33.2%
Total Assets (R$ million)	21,879	18,664	17.2%

Gross Margin	27.0%	31.9%
EBITDA Margin	23.1%	28.3%
Net Margin	15.3%	16.5%

Net profit/Shareholders’ Equity[1]	32.0%	42.5%

Net Debt / Total capitalization[2]	17.7%	36.3%
Net debt / EBITDA	0.4x	0.8x
1) Last year’s net profit over shareholders’ equity at the end of 2005. 2) Total capitalization = Shareholders’ equity + Net debt

Gross revenues increase 8.9% and surpasses R$ 25 billion in 2005. Exports and companies abroad, together, contributed with 60.9% of this total.

The balance sheet of 2005 reflects the consolidation of the North Star Steel (USA) units, Diaco (Colombia) and Sipar (Argentina), the latter two as of the 4th quarter.

Exports totaled 2.8 million metric tons in 2005, 2.6% greater when compared to 2004, and generated revenues of US$ 1.2 billion in the period.

EBITDA (operational cash generation) reached R$ 4.9 billion in fiscal year 2005 and its margin at 23.1%.

Net profit reached R$ 3.2 billion for the full year and stayed at the same levels as in 2004. Net margin reached 15.3%.

Shareholders will be paid 4th quarter dividends on March 2nd. Metalúrgica Gerdau S.A. will pay R$ 0.69 per share and Gerdau S.A. R$ 0.42 per share.

Stock dividend of 50% granted in March 2005 resulted in the increase of stock liquidity and increase access to stock purchasing by reducing the minimum purchase number of shares.

Preferred shares of Metalúrgica Gerdau are part of the Bovespa Index as of May 2nd. Both companies are now part of the Ibovespa.

Gerdau issued its first ever Guaranteed Perpetual Senior Securities (Perpetual Bond) in September 2005 for a total of US$ 600 million and interests of 8.875% per annum.

Gerdau concluded the acquisition of the 40% stake in Corporación Sidenor, Spain, in January 2006. The investment totaled € 185.3 million.

Investor Relations

Phone: +55 51 3323.2703

E-mail: inform@gerdau.com.br

Additional Information

This document and the complementary data regarding the fourth quarter and the full year 2005 are available at our site www.gerdau.com.br/ri/ing.

•   Dividends

• 4th quarter

• Payment on March 2nd, 2006.

• Based on stock owned on February 17th, 2006.

• Metalúrgica Gerdau S.A. shareholders will be paid R$ 85.1 million (R$ 0.69 per share – based on 123,730,185 shares outstanding).

• Gerdau S.A. shareholders will be paid R$ 186.1 million (R$ 0.42 per share – based on 443,184,338 shares outstanding).

• Accumulated Dividends for 2005

• Metalúrgica Gerdau S.A.: dividend total of R$ 364.1 million and a dividend yield of (dividends per share/stock price on February 6) of 5.2%.

•  Gerdau S.A.: dividend total of R$ 796.4 million and a dividend yield to shareholders of 3.9%.

•   Stock dividend

• Authorized on March 31st, 2005.

• 50% for Metalúrgica Gerdau S.A. and 50% for Gerdau S.A.

• Based on shareholdings on April 11th, 2005.

• Resulting from the capitalization of capital and working capital reserves.

• Metalúrgica Gerdau S.A. increased its outstanding shares from 83.2 million to 124.8 million.

• Gerdau S.A. increased its outstanding shares from 296.7 million to 445.1 million.

•   Stock buyback program

• Period: May 31st to July 29th.

• Purpose: to hold in treasury and future cancellation.

• Profit reserves were used.

• Metalúrgica Gerdau S.A. bought back 424.2 thousand preferred shares.

• Gerdau S.A. bought back 740.2 thousand preferred shares.

•   Metalúrgica Gerdau S.A. in the IBOVESPA

• On May 2nd the preferred shares of Metalúrgica Gerdau S.A. were included in the theoretical portfolio that forms the Bovespa Index.

• With this inclusion both Gerdau companies are now part of the index.

•   Anefac-Fipecafi-Serasa Award

• For the 6th consecutive year Gerdau has been voted as top 10 companies that presented the best accounting reports in 2004.

• The competition is between the best and greatest 500 corporations in Brazil in the fields of commerce, industry and services – financial services excepted -, along with the top 50 largest state-run companies.

• The evaluation criteria were as follows: quality and degree of information, transparency, use of accounting principles, layout, readability, concision, clarity and the disclosure of data not legally required such as Cash Flow, Added Value, EBITDA and Social Report.

•   Financial Operations

• Guaranteed Perpetual Senior Securities (Perpetual Bond)

• Banks: HSBC and Citigroup.

• Amount: US$ 600 million (demand greater than US$ 3 billion).

• Interest paid 8,875% per annum, to be paid quarterly starting December 22, 2005.

• Callable at Gerdau’s discretion, starting September 22, 2010 or as of this date and at every interest payment.

• Risk Classification:

Ba1 (stable) by Moody’s Investor Service, Inc.

BB- (stable) by Standard & Poor’s

BB- (stable) by Fitch Ratings.

• Euro Commercial Paper (third issue)

•  Bank: Santander.

•  Amount: US$ 200 million.

•  Interest of 5.0% per annum.

•  Maturity on October 11, 2006.

• Equipment acquisition financing.

•  Banks: BNP Paribas and The Industrial and Commercial Bank of China, with the endorsement of Sinosure.

•  Amount: US$ 236.5 million.

•  Technology and equipment suppliers: MinMetals Development Co. and China Metallurgical Construction.

•   Rating

• On November 3rd, Standard & Poor’s announced the re-classification of foreign currency risk for some Latin American, Asian and Pacific region companies. Gerdau, in particular, with a rating of BB- (stable) was upgraded to BB+ (stable), which means an improvement of 2 notches in this rating agency’s scale and only one notch short of investment grade.

•   Acquisitions

• Sipar (Argentina)

• September 2005.

• Acquisition of 35.98% of shares issued by Sipar Aceros S.A., an Argentinean rolling mill.

• Gerdau’s stake is now 74.44% of the capital stock of Sipar Aceros S.A.

• For this additional stake the investment required is of US$ 40.5 million throughout the next three years.

• Diaco (Colombia)

• End of the 3rd quarter of 2005.

• Concluded the operation to acquire 57.1% of Diaco S.A.’s capital stock, the largest rebar producer in Colombia.

• Investment of US$ 75.2 million.

• Sidenor (Spain)

• January 11, 2006.

• Acquisition of 40% of the capital stock of Corporación Sidenor S.A., the largest long specialty steel producer, forged parts and foundry in Spain and one of the major producers of forged parts by stamping in that country.

• Investment of € 185.3 million.

•   Operational and Corporate Reorganization

• Objectives

• To develop alternatives to future growth and to obtain greater strategic advantages in South America.

•  Search for greater operational and managerial efficiencies by means of the specialization of specific units and business units.

•  Concentrate organization efforts and main competencies via focused action and acquiring critical mass in each operation along with operational synergies.

Implemented on July 29th, 2005, shareholders of Gerdau Açominas S.A. approved the spinning off of its assets and the incorporation of these same assets in the new companies Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. Gerdau America do Sul Participações S.A. was also incorporated to control the remaining South American operations, Brazil excluded.

Fouth Quarter 2005 Performance

Gerdau S.A. - Consolidated

Output and Sales

•

The output of blooms, billets and slabs reached 3.4 million metric tons in the 4th quarter, 4.8% greater than that of the 3rd quarter. For the full year output reached 13.7 million metric tons, an increase of 1.7% compared to 2004.

Output (1,000 metric tons)	4Q05	3Q05	Variation	Year 2005	Year 2004	Variation
Crude Steel (slabs, blooms and billets)
Brazil	1,695.5	1,651.8	2.6%	6,888.8	7,284.5	(5.4%)
North America	1,531.9	1,500.9	2.1%	6,257.1	5,735.5	9.1%
South America	194.5	111.1	75.1%	534.0	428.2	24.7%
Total	3,421.9	3,263.8	4.8%	13,679.9	13,448.2	1.7%

Rolled Products
Brazil	1,040.2	1,003.2	3.7%	4,012.5	4,338.9	(7.5%)
North America	1,532.6	1,484.7	3.2%	6,153.2	5,451.4	12.9%
South America	267.1	123.7	116.0%	640.0	484.3	32.2%
Total	2,839.9	2,611.6	8.7%	10,805.7	10,274.6	5.2%

•	The output of rolled products reached 2.8 million metric tons in the 4th quarter and 10.8 million metric tons in 2005, presenting increases of 8.7% and 5.2%, respectively.

Output of Slabs, blooms and billets (1,000 metric tons)	Output of Rolled Products (1,000 metric tons)

•

Consolidated shipments totaled 3.4 million metric tons in the 4th quarter, a volume similar to that of the 3rd quarter. For the full year of 2005, sales reached 13.6 million metric tons, 7.9% greater than those of the full year of 2004.

•	This performance is explained in great extent due to the consolidation of the steel mills incorporated to Gerdau in North America (North Star Steel) and South America (Diaco and Sipar).

Shipments (1,000 metric tons)	4Q05	3Q05	Variation	Year 2005	Year 2004	Variation
Brazil
Domestic market	853.7	912.3	(6.4%)	3,508.7	3,881.4	(9.6%)
Exports	680.0	622.0	9.3%	2,819.3	2,748.2	2.6%
Total	1,533.7	1,534.3	-	6,328.0	6,629.6	(4.5%)

Abroad
North America	1,505.5	1,700.8	(11.5%)	6,420.7	5,410.9	18.7%
South America	330.6	155.4	112.8%	801.8	520.4	54.1%
Total	1,836.1	1,856.2	(1.1%)	7,222.5	5,931.3	21.8%

Consolidated Total	3,369.8	3,390.5	(0.6%)	13,550.5	12,560.9	7.9%

• In Brazil, as a result of a lower economic activity throughout the year, sales to Brazilian clients dropped 9.6% in the period.

• Part of this reduction was compensated with exports which increased 2.6% for the full year, reaching 2.8 million metric tons. These shipments generated revenues of US$ 1.2 billion in the period.

• The increase in exports in the 4th quarter fully compensated the reduction in domestic sales. Revenues generated by exports reached US$ 275.7 million in the period.

Shipments (1,000 metric tons)

Results

•

Net revenue for the quarter of consolidated shipments totaled R$ 4.9 billion, 4.0% less than that of the 3rd quarter. This reduction reflects the smaller volume shipped to the domestic markets and the impact of FX on sales abroad considering that the average US dollar rate for the last quarter was lower than that of the previous quarter.

•

Net revenues for the full year reached R$ 21.3 billion, 8.4% higher than that of 2004. The Brazilian based operations contributed with 47.1% of this total, that is R$ 10.0 billion. The units in North America contributed with R$ 10.1 billion (47.3% of the total) and the companies in Uruguay, Chile, Argentina and Colombia with R$ 1.2 billion, 5.6% of the consolidated net revenues.

•	The consolidation of North Star Steel (USA), Diaco (Colombia) and Sipar (Argentina) mills, the latter two in the 4th quarter of 2005, contributed in an important manner to this growth.
•	The improved demand in North America and in the South American countries where Gerdau is present and exports were important factors for the performance of fiscal year 2005.

•	Net revenues from units abroad added to exports from Brazil represented 66.5% of the consolidated net revenues of 2005.

Net Sales Revenue (R$ millions)	4Q05	3Q05	Variation	Year 2005	Year 2004	Variation
Brazil	2,247.2	2,416.3	(7.0%)	9,997.6	9,975.8	0.2%
North America	2,238.0	2,424.1	(7.7%)	10,054.0	8,857.6	13.5%
South America	401.1	251.8	59.3%	1,194.1	763.9	56.3%
Total	4,886.3	5,092.2	(4.0%)	21,245.7	19,597.3	8.4%

•

With a slight increase in costs in the 4th quarter, gross profit presented a slight reduction of 5.6% compared to that of the 3rd quarter. Gross margin, consequently, went from 26.8% to 26.4%. Gross margin for the full year was 27.0%.

•

SG&A expenses totaled R$ 457.5 million in the 4th quarter of 2005, 5.6% greater than those of the 3rd quarter as a consequence of the increase in expenses with port services as a result of a greater volume exported and the increase in the long term incentives for Gerdau Ameristeel employees. As a result the stake of these expenses in net revenues increased from 8.5%, in the 3rd quarter, to 9.4%, in the 4th quarter of 2005.

Net Sales Revenue per ton (R$ per metric ton)*	Gross Margin (%)

* Prices on the chart are influenced by the eventual change in product mix and FX variations.

EBITDA (R$ millions)	4Q05	3Q05	Variation	Year 2005	Year 2004	Variation
Brazil	602.7	733.3	(17.8%)	3,137.0	3,704.5	(15.3%)
North America	334.4	350.0	(4.5%)	1,480.4	1,597.2	(7.3%)
South America	99.4	61.9	60.6%	292.4	251.0	16.5%
Total	1,036.5	1,145.2	(9.5%)	4,909.8	5,552.7	(11.6%)

•

EBITDA (operational cash generation) reached R$ 1.0 billion in the 4th quarter, resulting in a margin of 21.2% for the period. EBITDA for the full year reached 4.9 billion and the margin reached 23.1%.

EBITDA (R$ millions)	EBITDA Margin (%)

NOTE: EBITDA, in reais, of companies abroad is influenced by FX variations in the period.

•

Net financial expenses (financial expenses minus financial income) totaled R$ 219.6 million in the last quarter of the year. Excluding expenses with FX variations resulting from the depreciation of the real vis-à-vis the US dollar in the 4th quarter (September 30 to December 31) on debt in foreign currency (R$ 196.6 million) and monetary variations (R$ 12.4 million), net financial expenses totaled R$ 10.6 million in the period. For the full year of 2005, net financial expenses totaled R$ 29.9 million, including R$ 19.8 million monetary variations and R$ 166.5 million in revenues from FX variations.

EBTDA (R$ millions)	4Q05	3Q05	Variation	Year 2005	Year 2004	Variation
Gross profit	1,289.2	1,366.2	(5.6%)	5,725.9	6,245.0	(8.3%)
Cost of sales	(142.7)	(128.0)	11.5%	(514.4)	(455.2)	13.0%
G&A	(314.7)	(305.3)	3.1%	(1,140.3)	(1,003.8)	13.6%
Depreciation and amortization	204.7	212.3	(3.6%)	838.6	766.7	9.4%
EBITDA	1,036.5	1,145.2	(9.5%)	4,909.8	5,552.7	(11.6%)
Net financial expenses (excluding monetary and FX variations)	(10.6)	25.8	-	(176.6)	(280.8)	(37.1%)
Monetary and FX variations	(209.0)	164.5	-	146.7	104.7	40.1%
EBTDA	816.9	1,335.5	(38.8%)	4,879.9	5,376.6	(9.2%)

•

R$ 69.6 million were accrued in Other Operating Revenues in the 4th quarter as a result of gains resulting from the reversal of contingency provisions made after Gerdau S.A. won a legal suite on the illegal collection of PIS (tax), based on Decrees Laws 2.445/88 and 2.449/88.

•

The impact of the devaluation of the real vis-à-vis the US dollar (September 30 to December 31) over Gerdau investments abroad resulted in a positive equity pick up of R$ 195.9 million. This total also includes fiscal incentive reserves and goodwill amortized in the period.

•

Net profit for the quarter reached R$ 730.5 million, presenting a net margin of 14.9% compared to 15.9% in the previous quarter. For the full year net profit reached R$ 3.2 billion, an increase of 0.3% over that of 2004, and a net margin of 15.3%.

Net profit (R$ millions)	4Q05	3Q05	Variation	Year 2005	Year 2004	Variation
Brazil	461.6	666.2	(30.7%)	2,393.8	2,164.4	10.6%
North America	207.1	118.6	74.6%	685.1	896.3	(23.6%)
South America	61.8	26.8	130.6%	166.3	174.2	(4.5%)
Total	730.5	811.6	(10.0%)	3,245.2	3,234.9	0.3%

Investments

•

The continuation of its investment program as determined by the company, led to disbursements that totaled, in the 4th quarter, US$ 188.8 million in fixed assets. Additionally, US$ 10.6 million were destined to the conclusion of the acquisition of Sidelpa, in Colombia, a subsidiary of Diaco. This acquisition was concluded at the end of the 3rd quarter.

Investments (US$ millions)	4Q05	3Q05	Year 2005
Brazil	158.4	131.1	568.8

Abroad	41.0	163.5	289.2
North America	21.5	42.4	135.9
South America	19.5	121.1	153.43

Total	199.4	294.6	858.0

Indebtedness

•	Net debt (loans and financing plus debentures minus cash and cash equivalents), as of December 31st, 2005, totaled R$ 2.2 billion, 14.4% less than that of September 30th, 2005.

•	As for Gross Debt (loans and financing plus debentures), 17.4% were short term (R$ 1.3 billion) and 82.6% were long term (R$ 6.3 billion).

•

With the goal of extending the average life span of its indebtedness, financial transactions conducted throughout 2005 contributed substantially in achieving this objective. The average debt duration more than doubled in the period stretching from 4 to 9 years.

•	On December 31st, gross debt was composed of 22.5% in domestic currency, 47.0% in foreign currency in Brazil and 30.5% in different currencies at companies abroad.

•	On October 12 the 3rd issue of a Euro Commercial Paper for US$ 200 million was completed. Its maturity is October 11th, 2006 and bears interests of 5.0% per annum.

•	On December 31st, cash and cash equivalents totaled R$ 5.5 billion, of which R$ 2.2 billion (41.0%) were pegged to foreign currencies, mainly to the US dollar.

Indebtedness (R$ millions)	12.31.2005	09.30.2005	12.31.2004
Short term
Domestic Currency - Brazil	228.4	237.3	201.8
Foreign Currency - Brazil	349.6	335.5	704.8
Companies Abroad	751.9	693.5	1,064.8
Total	1,329.9	1,266.3	1,971.4

Long Term
Domestic Currency - Brazil	1,497.2	1,536.2	1,211.3
Foreign Currency - Brazil	3,245.3	2,950.4	1,653.1
Companies Abroad	1,579.0	1,492.5	1,541.0
Total	6,321.5	5,979.1	4,405.4

Gross Debt	7,651.4	7,245.4	6,376.8
Cash & Cash Equivalents	5,464.7	4,691.7	2,042.0

Net Debt	2,186.7	2,553.7	4,334.8

•	The main debt indicators for the Gerdau companies were, at the end of the period, as follows:

Ratios	12.31.2005	09.30.2005	12.31.2004
Net debt / Total capitalization[2]	17.7%	20.9%	36.3%
EBITDA1 / Net financial expenses[1] (excluding FX and monetary variations)	21.0x	23.3x	19.8x
Gross Debt / EBITDA[1]	1.6x	1.4x	1.1x
Net Debt / EBITDA[1]	0.4x	0.5x	0.8x

1 - Last twelve months
2 - Total capitalization = Shareholders’ equity + Net debt

APIMEC Meeting

•

On November 23rd, Gerdau held a meeting with analysts and investment professionals in São Paulo with the purpose of presenting the nine months results for 2005 and presenting the outlook for the ensuing months.

•	The event had an attendance of more than 250 persons. For those that could not be at the meeting in person, the company made the live broadcast available through the internet.

Non-Consolidated Data

Metalúrgica Gerdau S.A.

•	Dividends
•	4th Quarter – Payment on March 2nd, 2006.
Based on shareholdings on February 17th, 2006.
Shareholders will be paid R$ 85.1 million (R$ 0.69 per share).

•	Accumulated Dividends – Dividends of R$ 364.1 million and a dividend yield (dividends per share/stock quote on February 6) of 5.2%.

Period	Dividends (R$ millions)	Per share (R$)	Number of shares (million)	Payment Date
1st quarter	89.1	0.72	123.7	05/24/05
2nd quarter	97.4	0.79	123.3	08/24/05
3rd quarter	92.5	0.75	123.3	11/30/05
4th quarter	85.1	0.69	123.3	03/02/06
Total	364.1	2.95	123.3	-

• Metalúrgica Gerdau S.A. (GOAU) trades at BOVESPA in 2005:

• Financial Volume: R$ 2.7 billion (+32.6% over 2004).

• Average daily financial volume: R$ 10.2 million (R$ 7.5 million in 2004).

• Number of trades: 123,361 (+95.2% compared to the previous year).

• Shares traded: 65.8 million (+80.4% over 2004).

BOVESPA (Base 100)

•	Results
•	Metalúrgica Gerdau S.A. had a net profit of R$ 297.8 million in the 4th quarter, 8.0% less than in the 3rd quarter (R$ 2.42 per share).
•	Net Profit for the full year was R$ 1.3 billion, 11.2% less than in 2004 (R$ 10.34 per share).
•	On December 31st, 2005, the Company’s Shareholders’ Equity was R$ 3.9 billion, representing a net worth of R$ 31.30 per share.

Gerdau S.A.

•	Dividends
•	4th quarter - Payment on March 2nd, 2006.
Based on shareholdings on February 17th, 2006.
Shareholders will be paid R$ 186.1 million (R$ 0.42 per share).

•	Accumulated Dividends – Dividends of R$ 796.4 million and a dividend yield (dividends per share/stock quote on February 6) of 3.9%.

Period	Dividends (R$ millions)	Per share (R$)	Number of shares (million)	Payment Data
1st quarter	199.2	0.45	442.7	05/24/05
2nd quarter	212.2	0.48	442.0	08/24/05
3rd quarter	198.9	0.45	442.0	11/30/05
4th quarter	186.1	0.42	443.2	03/02/06
Total	796.4	1.80	443.2	-

•	Gerdau S.A. trades at BOVESPA in 2005
•	At BOVESPA - GGBR

Financial Volume: R$ 9.1 billion (+25.1% over 2004).

Average daily financial volume: R$ 34.8 million (R$ 26.4 million in 2004).

Number of trades: 345,572 (+54.3% compared to the previous year).

Number of shares traded: 292.6 million shares (+83.5% over 2004).

•	At the NYSE – GGB (ADR Level 2)

Financial Volume: US$ 2.9 billion (+127.1% over 2004).

Average daily financial volume: US$ 11.6 million (US$ 5.1 million in 2004).

Shares traded: 219.7 million shares (+174.6% over 2004).

•	At Latibex (Bolsa de Valores de Madrid) – XGGB

Financial Volume: € 19,5 million (+214.5% over 2004).

Average daily financial volume: € 75.8 thousand (€ 24.0 thousand in 2004).

Shares traded: 1.9 million shares (+290.2% over 2004).

BOVESPA (Base 100)	NYSE (Base 100)

•	Results
•	Gerdau S.A. had a net profit of R$ 642.4 million, 8.3% less than in the 3rd quarter (R$ 1.45 per share).
•	Net Profit for the full year was R$ 2.8 billion, 1.8% less than in 2004 (R$ 6.29 per share).
•	On December 31st, 2005, the Company’s Shareholders’ Equity was R$ 8.0 billion, representing a net worth of R$ 18.19 per share.

Gerdau Ameristeel Corporation

•	Gerdau Ameristeel Corporation trading in 2005
•	At the Toronto Stock Exchange – GNA.TO

Financial volume: Cdn$ 692.6 million (+38.4% over 2004).

Average daily financial volume: Cdn$ 2.8 million (Cdn$ 2.0 million in 2004).

Shares traded: 104.1 million shares (+24.2% over 2004).

•	At the NYSE – GNA (beginning of trading - October 2004)

Financial volume: US$ 307.3 million.

Average daily financial volume: US$ 1.2 million.

Shares traded: 55.9 million shares.

TORONTO (Base 100)	NYSE (Base 100)

•	Results
•

Net revenues in the 4th quarter, adjusted to Brazilian GAAP, reached R$ 2.2 billion, 7.7% lower than those of the 3rd quarter. This was the consequence of a reduction of 11.5% in tons shipped in the period. For the full year, net revenues reached R$ 10.1 billion, 13.5% greater than that of 2004, due mainly to the consolidation of the units acquired throughout 2004.

•

EBITDA reached R$ 334.4 million in the 4th quarter, 4.5% lower than that of the 3rd quarter. EBITDA margin presented a slight increase in the period due to the increase in the metallic spread (difference between the final products’ price and the cost of steel scrap) which went from 14.4% to 14.9%. For the full year, EBITDA was R$ 1.5 billion, with a margin of 14.7%.

•	Net profit reached R$ 207.1 million in the 4th quarter, 74.6% greater than that of the 3rd quarter. Net profit for the full year reached R$ 685.1 million compared to R$ 896.3 million in 2004.

MANAGEMENT

GERDAU S.A. - Consolidated
BALANCE SHEET

Corporate Law - R$ thousands	Dec. 2005	Sep. 2005
TOTAL ASSETS	**21,879,186**	**20,690,928**
Current assets	**12,129,178**	**11,447,709**
Cash and cash & equivalents	271,399	234,282
Trade accounts receivable	2,059,806	2,274,572
Taxes recoverable	199,764	234,862
Temporary cash investments	5,193,295	4,457,402
Inventories	4,018,629	3,829,052
Deferred income tax & other	386,285	417,539
Long-term receivables	**882,798**	**810,977**
A/R with related parties	-	3,751
Deferred income tax	882,798	807,226
Permanent assets	**8,867,210**	**8,432,242**
Investments	112,668	138,646
Fixed assets	8,693,501	8,236,172
Deferred	61,041	57,424

Corporate Law - R$ thousands	Dec. 2005	Sep. 2005
TOTAL LIABILITIES	**21,879,186**	**20,690,928**
Current liabilities	**4,189,108**	**3,772,441**
Loans and Financing	1,327,248	1,259,836
Debentures	2,719	6,479
Trade accounts payable	1,675,464	1,490,213
Taxes payable	306,067	349,423
Dividends payable	208,774	7,659
Deferred income tax & other	668,836	658,831
Long-term liabilities	**7,549,558**	**7,259,925**
Loans and Financing	5,352,420	4,984,520
Debentures	969,043	994,548
Deferred income tax & other	1,228,095	1,280,857
Minority Shareholders	**2,098,334**	**1,873,730**
Shareholders' equity	**8,042,186**	**7,784,832**
Capital stock	5,206,969	5,206,969
Capital reserves	376,684	376,684
Profit reserves	2,458,533	473,596
Retained earnings	-	1,727,583

GERDAU S.A. - Consolidated
CASH FLOW

Corporate Law - R$ thousands	4Q2005	3Q2005	4Q2004	2005	2004
NET INCOME	**730.495**	**811.600**	**749.092**	**3.245.240**	**3.234.887**
Equity pick up	(195,924)	104,925	60,200	131,195	343,116
Provision for credit risk	(6,984)	1,980	(1,125)	(12,792)	7,323
Gain/Loss in fixed asset disposal	4,674	5,368	2,840	10,642	9,058
Gain/Loss in disposal/incorporation of investment	(1)	88	11	(305,844)	4,382
Monetary and exchange rate variation [1]	273,661	(195,599)	(138,706)	(82,009)	(99,284)
Depreciation and amortization	204,701	212,325	191,147	838,606	766,665
Income tax	(70,900)	(13,627)	(64,539)	50,965	463,938
Interest paid	157,479	134,392	85,264	520,126	406,534
Contingencies/legal deposits	(51,248)	(3,793)	(8,880)	(66,845)	5,295
Changes in trade account receivable	348,402	(19,925)	263,955	466,687	(687,562)
Changes in inventories	(26,702)	279,382	(453,209)	144,981	(1,402,408)
Changes in trade accounts payable	101,893	(42,268)	(15,886)	(133,785)	490,458
Other accounts in operating activities	(20,581)	64,113	(173,196)	147,852	(56,428)
Net cash provided by operating activities	**1,448,965**	**1,338,961**	**496,968**	**4,955,019**	**3,485,974**
Fixed assets acquisitons/ disposals	(480,425)	(333,417)	(470,634)	(1,641,230)	(1,173,491)
Deferred charges	(5,287)	(8,523)	(7,602)	(27,905)	(18,006)
Investments acquisitions/ disposals	18,632	(116,329)	(27,353)	(97,679)	(37,686)
Assets acquisitons	-	-	(924,457)	-	(924,457)
Cash (applied to) investing activities	**(467,080)**	**(458,269)**	**(1,430,046)**	(1,766,814)	(2,153,640)
Fixed assets suppliers	(1,904)	25,932	146,150	**(28,636)**	**144,574**
Working capital financing	33,873	1,534,698	66,360	1,239,903	(136,784)
Debentures	(80,990)	(20,918)	369,291	(91,117)	399,120
Proceeds from fixed assets financing	131,792	132,091	491,638	711,495	762,766
Payments of fixed assets financing	(77,664)	(69,386)	(128,501)	(476,266)	(677,357)
Interest paid for financing	(128,626)	(76,918)	(46,926)	(420,528)	(372,676)
Inter companies loans	22,151	(7,527)	25,004	11,808	32,872
Capital increase/Treasury stock	(3,305)	(3,712)	491,819	533,040	466,146
Dividend/ interest & statutory particip, payment	(237,872)	(246,231)	(300,127)	(1,077,179)	(843,493)
Cash provided by (applied to) financing activities	**(342,545)**	**1,268,029**	**1,114,708**	**402,520**	**(224,832)**
Net change in cash	**639,340**	**2,148,721**	**181,630**	**3,590,725**	**1,107,502**
Cash balance					
At the beginning of the period	4,691,684	2,627,131	1,947,618	**2041967**	**1,017,006**
Effect of exchange rate changes on cash	129,630	(116,584)	(87,281)	(210,426)	(82,541)
Opening balance of incorporated companies for the year	4,041	32,416	-	42,428	
At the end of the period	5,464,694	4,691,684	2,041,967	5,464,694	2,041,967
Cash composition					
Temporary cash investments	5,193,295	4,457,402	1,708,247	5,193,295	1,708,247
Cash	271,399	234,282	333,720	271,399	333,720

[1] Includes gain/loss on derivative instruments

METALÚRGICA GERDAU S.A. - Consolidated

BALANCE SHEET

Corporate Law - R$ thousands	Dec. 2005	Sep. 2005
TOTAL ASSETS	**21,963,123**	**20,776,953**
Current assets	**12,178,168**	**11,499,332**
Cash and cash & equivalents	273,285	239,996
Trade accounts receivable	2,101,137	2,322,125
Taxes recoverable	206,714	245,054
Temporary cash investments	5,122,178	4,386,905
Inventories	4,018,629	3,829,052
Deferred income tax & other	456,225	476,200
Long-term receivables	**915,740**	**843,335**
A/R with related parties	-	3,978
Deferred income tax & other	915,740	839,357
Permanent assets	**8,869,215**	**8,434,286**
Investments	113,216	139,195
Fixed assets	8,694,958	8,237,667
Deferred	61,041	57,424

Corporate Law - R$ thousands	Dec. 2005	Sep. 2005
TOTAL LIABILITIES	**21,963,123**	**20,776,953**
Current liabilities	**4,203,474**	**3,787,833**
Loans and financing	1,329,651	1,266,292
Debentures	2,719	6,479
Trade accounts payable	1,665,862	1,478,525
Taxes payable	312,359	357,137
Dividends payable	209,683	7,659
Deferred income tax & other	683,200	671,741
Long-term liabilities	**7,384,746**	**7,100,313**
Loans and Financing	5,352,420	4,984,520
Debentures	679,186	708,002
Deferred income tax & other	1,353,140	1,407,791
Minority Shareholders	**6,515,335**	**6,149,481**
Shareholders' equity	**3,859,568**	**3,739,326**
Capital stock	2,496,000	2,496,000
Capital reserves	10,842	10,842
Profit reserves	1,352,166	440,639
Retained earnings	560	791,845

METALÚRGICA GERDAU S.A. - Consolidated
CASH FLOW

Corporate Law - R$ thousands	4Q2005	3Q2005	4Q2004	2005	2004
NET INCOME	**739.955**	**819.728**	**869.132**	**3.268.844**	**3.341.097**
Equity pick up	(193,438)	113,090	60,200	157,903	344,628
Provision for credit risk	(6,955)	2,185	(1,084)	(12,339)	7,647
Gain/Loss in fixed asset disposal	4,674	5,368	2,840	10,642	9,058
Gain/Loss in disposal/incorporation of investment	(5,077)	(6,818)	(168,466)	(317,827)	(164,058)
Monetary and exchange rate variation[1]	274,755	(194,512)	(137,534)	(77,587)	(94,087)
Depreciation and amortization	204,740	212,363	191,186	838,760	766,819
Income tax	(70,603)	(11,891)	(16,936)	43,656	505,551
Interest paid	145,645	121,521	85,063	473,421	412,152
Contingencies/legal deposits	(51,247)	(3,914)	(8,913)	(67,216)	4,351
Changes in trade account receivable	354,596	(9,318)	263,383	492,287	(720,363)
Changes in inventories	(26,702)	279,382	(453,209)	144,981	(1,402,408)
Changes in trade accounts payable	103,979	(47,816)	(26,323)	(128,858)	477,292
Other accounts in operating activities	(29,211)	62,834	(199,702)	134,564	(100,288)
Net cash provided by operating activities	**1,445,111**	**1,342,202**	**459,637**	**4,961,231**	**3,387,391**
Fixed assets acquisitions/ disposals	(480,425)	(333,417)	(470,634)	(1,641,230)	(1,173,491)
Deferred charges	(5,287)	(8,523)	(7,602)	(27,905)	(18,006)
Investments acquisitions/ disposals	18,633	(116,331)	373,986	(129,282)	362,905
Assets acquisitions	-	-	(924,457)	-	(924,457)
Cash (applied to) investing activities	**(467,079)**	**(458,271)**	**(1,028,707)**	**(1,798,417)**	**(1,753,049)**
Fixed assets suppliers	(1,904)	25,932	146,149	(28,636)	144,573
Working capital financing	27,760	1,513,688	76,637	1,175,121	(133,006)
Debentures	(72,042)	(6,134)	30,559	12,235	85,305
Proceeds from fixed assets financing	131,792	132,091	491,638	711,495	762,766
Payments of fixed assets financing	(77,665)	(69,385)	(128,501)	(476,266)	(677,357)
Interest paid for financing	(129,206)	(78,435)	(49,471)	(426,284)	(379,801)
Inter companies loans	22,378	(9,263)	4,673	11,590	35,944
Capital increase/Treasury stock	(3,871)	(7,517)	491,817	520,048	451,704
Dividend/ interest & statutory particip. payment	(240,382)	(248,366)	(303,880)	(1,102,601)	(853,710)
Cash provided by (applied to) financing activities	**(343,140)**	**1,252,611**	**759,621**	**396,702**	**(563,582)**
Net change in cash	**634,892**	**2,136,542**	**190,551**	**3,559,516**	**1,070,760**
Cash balance					
At the beginning of the period	4,626,901	2,574,527	1,900,675	2,003,945	1,015,726
Effect of exchange rate changes on cash	129,629	(116,584)	(87,281)	(210,426)	(82,541)
Opening balance of incorporated companies for the year	4,041	32,416	-	42,428	-
At the end of the period	5,395,463	4,626,901	2,003,945	5,395,463	2,003,945
Cash composition					
Temporary cash investments	5,122,178	4,386,905	1,666,178	5,122,178	1,666,178
Cash	273,285	239,996	337,767	273,285	337,767

[1] Includes gain/loss on derivative instruments

This press release can contain statements which constitute forward-looking statements. Such forward-looking statements are dependent on estimates, data or methods that may be incorrect or imprecise and that may be incapable of being realized. These estimates also are subject to risk, uncertainties and suppositions and include, among other, overall economic, political and commercial environment, in Brazil and in the markets we are present in addition to government regulations, present and future. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.

This press release can contain statements which constitute forward-looking statements. Such forward-looking statements are dependent on estimates, data or methods that may be incorrect or imprecise and that may be incapable of being realized. These estimates also are subject to risk, uncertainties and suppositions and include, among other, overall economic, political and commercial environment, in Brazil and in the markets we are present in addition to government regulations, present and future. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.